United States securities and exchange commission logo





                             May 18, 2022

       Lance Barton
       Chief Financial Officer
       PLBY Group, Inc.
       10960 Wilshire Blvd.
       Suite 2200
       Los Angeles, CA 90024

                                                        Re: PLBY Group, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 16,
2022
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2022
                                                            Filed May 10, 2022
                                                            File No. 001-39312

       Dear Mr. Barton:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Comparison of Fiscal Years Ended December 31, 2021 and 2020, page 46

   1. Where you attribute material fluctuations in your revenues, costs, and expenses to multiple factors,
please quantify each factor cited so that investors may understand the magnitude and relative
impact of each factor. Refer to Item 303(b) of Regulation S-K.
 Lance Barton
FirstName  LastNameLance Barton
PLBY Group,   Inc.
Comapany
May        NamePLBY Group, Inc.
     18, 2022
May 18,
Page 2 2022 Page 2
FirstName LastName
Item 8. Financial Statements and Supplementary Data, page 59

2.       We note the Company ceased to be a smaller reporting company as of
December 31,
         2021. Please amend your filing to include:
             Management   s discussion and analysis of financial condition and
results of
             operations covering the three most recent annual periods in accordance with
             Item 303 of Regulation S-K, or disclose the location where any omitted discussion may be found in a prior EDGAR filing;
             Three years of Statements of Operations, Cash Flows, and
Stockholders    Equity, as
             required under Rules 3-02 and 3-04 of Regulation S-X; and,
             Auditor   s report covering the three years presented.
Form 10-Q for the Quarterly Period Ended March 31, 2022

Exhibits 32.1 and 32.2, page 1

3. We note your Section 906 certifications reference your "Form 10-Q for the period ended
         September 30, 2021." Please amend your Form 10-Q to provide updated certifications that reference the correct period.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Shapiro at 202-551-3273 or Abe Friedman at
202-551-
8298 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services